Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-275663

Dated February 10, 2025

AIR PRODUCTS AND CHEMICALS, INC.

PRICING TERM SHEET

February 10, 2025

€500,000,000 2.950% Notes Due 2031

€500,000,000 3.450% Notes Due 2037

Issuer:	Air Products and Chemicals, Inc. (the “Company”)

Trade Date:	February 10, 2025

Settlement Date (T+4)*:	February 14, 2025

Aggregate Principal Amount:	€1,000,000,000

Coupon Rate:	2031 Notes: 2.950% per year (the “2031 Notes”)
2037 Notes: 3.450% per year (the “2037 Notes” and, together with the 2031 Notes, the “Notes”)

Interest Payment Dates:	2031 Notes: Annually on each May 14, commencing on May 14, 2025
2037 Notes: Annually on each February 14, commencing on February 14, 2026

Maturity Date:	2031 Notes: May 14, 2031
2037 Notes: February 14, 2037

Price to Public:	2031 Notes: 99.755%
2037 Notes: 99.971%

Yield to Maturity:	2031 Notes: 2.995%
2037 Notes: 3.453%

Benchmark Bund:	2031 Notes: DBR 0.000% due February 15, 2031
2037 Notes: DBR 4.000% due January 4, 2037

Benchmark Bund Price / Yield:	2031 Notes: 88.215% / 2.109%
2037 Notes: 115.640% / 2.466%

Re-offer Spread to Benchmark Bund:	2031 Notes: +88.60 bps
2037 Notes: +98.70 bps

Mid-Swap Yield:	2031 Notes: 2.215%
2037 Notes: 2.323%

Re-offer Spread to Mid-Swap Yield:	2031 Notes: +78 bps
2037 Notes: +113 bps

Optional Redemption:	2031 Notes: Prior to March 14, 2031 at B+15 bps
2037 Notes: Prior to November 14, 2036 at B+15 bps

2031 Notes: On or after March 14, 2031 at 100%
2037 Notes: On or after November 14, 2036 at 100%

Redemption for Tax Reasons:	The Company may offer to redeem all, but not less than all, a series of Notes in the event of certain changes in the tax laws of the United States (or in the interpretation thereof). This redemption would be at a redemption price equal to 100% of the principal amount plus any interest accrued but not paid to, but excluding, the redemption date.

Additional Amounts:	The Company will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment of the principal of and interest on the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States, will not be less than the amount provided in the Notes to be then due and payable.

Redemption on Change of Control Triggering Event:	If a change of control occurs with a subsequent ratings decline, the Company will offer to repurchase the applicable series of Notes at a purchase price of 101% of the aggregate principal amount of the Notes plus accrued and unpaid interest to, but excluding, the date of repurchase.

CUSIP/ISIN/Common Code:	2031 Notes: 009158 BL9 / XS3004195007 / 300419500
2037 Notes: 009158 BM7 / XS3004194885 / 300419488

Offering Format:	SEC Registered

Listing:	The Company intends to apply to list the Notes on the New York Stock Exchange.

Expected Ratings**:	A2 / A (Moody’s/S&P)

Denominations:	€100,000 x €1,000

Day Count Convention:	Actual/Actual (ICMA)

Joint Book-Running Managers:	BNP PARIBAS
Citigroup Global Markets Limited
Mizuho International plc
Banco Santander, S.A.
SMBC Bank International plc
Barclays Bank PLC
Crédit Agricole Corporate & Investment Bank
Deutsche Bank AG, London Branch
HSBC Bank plc
J.P. Morgan Securities plc
Merrill Lynch International
Scotiabank (Ireland) Designated Activity Company
Standard Chartered Bank
The Toronto-Dominion Bank
Wells Fargo Securities International Limited

Co-Managers:	CIBC World Markets Corp.
MUFG Securities EMEA plc
Natixis
Truist Securities, Inc.

*

It is expected that delivery of the Notes will be made to investors on or about February 14, 2025, which will be the fourth business day following the date hereof (such settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the delivery of the Notes should consult their advisors.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: BNP PARIBAS at +44 (0)20 7595 8222; Citigroup Global Markets Limited at +1-800-831-9146; Mizuho International plc at +44 (0)20 7248 3920; Banco Santander, S.A. at +34 912-572-029; or SMBC Bank International plc at +44 (0)20 4507 1000.

This pricing term sheet supplements the preliminary prospectus supplement, pertaining to the Notes issuance referenced above, issued by Air Products and Chemicals, Inc. on February 10, 2025 relating to its prospectus dated November 20, 2023.

The Notes will be represented by beneficial interests in fully registered permanent global notes (the “international global notes”) without interest coupons attached, which will be registered in the name of, and shall be deposited on or about February 14, 2025 with a common depositary for, and in respect of interests held through, Euroclear Bank SA/NV, as operator of the Euroclear System (“Euroclear”), and Clearstream Banking S.A. (“Clearstream”). Any notes represented by global notes held by a nominee of Euroclear or Clearstream will be subject to the then applicable procedures of Euroclear and Clearstream, as applicable. Euroclear and Clearstream’s current practice is to make payments in respect of global notes to participants of record that hold an interest in the relevant global notes at the close of business on the date that is the clearing system business day (for these purposes, Monday to Friday inclusive except December 25th and January 1st) immediately preceding each applicable interest payment date.

This pricing term sheet is not a prospectus for the purposes of Regulation (EU) 2017/1129, including the same as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

MiFID II and UK MiFIR – professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA or UK.

The communication of this pricing term sheet and any other document or materials relating to the issue of the Notes is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This document and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (under Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom (subject to any other applicable limitations), or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this pricing term sheet and any other document or materials relates will be engaged in only with relevant persons. This document is directed only at relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing term sheet or any of its contents.

Relevant stabilization regulations including FCA/ICMA will apply.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.